# National Futures Association

**OMB Number**   3038-0072

**NFA ID**           0240934   MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2              JANNELL MCBRIDE

## Instructions

**READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.**

**DEFINED TERMS**

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

**GENERAL**

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration.  Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration.  This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section.  If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf.  The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

**OMB Number**   3038-0072
**NFA ID**          0240934   MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2                JANNELL MCBRIDE

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided.  In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

**DISCIPLINARY INFORMATION SECTION**

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

**OMB Number**   3038-0072

**NFA ID**          0240934   MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2                    JANNELL MCBRIDE

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable.  A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

**ADDITIONAL DOCUMENTS**

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

**OMB Number**   3038-0072

**NFA ID**            0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2                 JANNELL MCBRIDE

## Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

**10% OR MORE INTEREST:** direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

**ADJUDICATION:** in a criminal case, a determination by the court that the defendant is guilty or not guilty.

**ADVERSARY ACTION:** a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

**ALIAS:** another name utilized by an individual or previously used by an **entity**.

**CHARGE:** a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

**DBA:** abbreviation for Doing Business As.  The firm is doing its futures, retail off-exchange forex or swaps business by this name.

**DESIGNATED SUPERVISOR:**

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

**ENJOINED:** subject to an injunction.

**OMB Number**   3038-0072
**NFA ID**            0240934   MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2                 JANNELL MCBRIDE

---

**ENTITY:** any **person** other than an individual.

**FELONY:** any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

**FINANCIAL SERVICES INDUSTRY:** the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

**FOUND:** subject to a determination that conduct or a rule violation has occurred.  The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

**INTERNAL REVENUE CODE:**
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

**INVESTMENT RELATED STATUTES:**

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

**MISDEMEANOR:** any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year.  By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor.  The term also includes a special court martial.

**OMB Number**   3038-0072

**NFA ID**          0240934   MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2                JANNELL MCBRIDE

---

**OTHER NAME:** For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

**PERSON:** an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

**PRINCIPAL:** an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

**OMB Number**  3038-0072
**NFA ID**      0240934   MACQUARIE BANK LIMITED
**Submitted By**  MCBRIDEJ2              JANNELL MCBRIDE

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

**SELF-REGULATORY ORGANIZATION (SRO):** a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

**UNITED STATES CRIMINAL CODE:**

| | |
|---|---|
| Section 152: | Concealment of assets, making false claims or bribery in connection with a bankruptcy |
| Section 1341, 1342 or 1343: | Mail fraud |
| Chapter 25: | Counterfeiting and forgery |
| Chapter 47: | Fraud or false statements in a matter within the jurisdiction of a United States department or agency |
| Chapter 95 or 96: | Racketeering and Racketeering Influence |

**OMB Number**   3038-0072

**NFA ID**            0240934   MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2                    JANNELL MCBRIDE

## Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

**OMB Number**   3038-0072
**NFA ID**          0240934   MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2                 JANNELL MCBRIDE

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

**OMB Number**   3038-0072

**NFA ID**          0240934    MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2                JANNELL MCBRIDE

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request.  The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM          0.5 hours
SD            1.0 hours
MSP          1.0 hours
RFED         0.5 hours
IB             0.4 hours
CPO          0.4 hours
CTA          0.4 hours
FT            0.5 hours

Form 3-R     0.1 hours
Form 7-W     0.1 hours
Form 8-R     0.8 hours
Form 8-T     0.2 hours

Form 8-W    0.1 hours.



**OMB Number**   3038-0072
**NFA ID**          0240934   MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2              JANNELL MCBRIDE

## Registration Categories

NFA MEMBER

SWAP DEALER

## Membership Information

Not applicable.



**OMB Number**    3038-0072

**NFA ID**        0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2                JANNELL MCBRIDE

## Business Information

| | |
|---|---|
| **Business Address** | NO. 1 MARTIN PLACE<br>SYDNEY, NSW  2000<br>AUSTRALIA |
| **Phone Number** | 61-2-8232-3333 |
| **Fax Number** | Not provided. |
| **E-mail Address** | Not provided. |
| **Website / URL** | Not provided. |
| **Federal EIN** | 98-0163788 |
| **CRD ID** | Not provided. |
| **Form of Organization** | CORPORATION |
| **Location** | AUSTRALIA |
| **Other Names** | |

**OMB Number**    3038-0072

**NFA ID**             0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2                    JANNELL MCBRIDE

## Location of Business Records

### Business Records Address

NO. 1 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

### U.S. Address for Production of Business Records

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY 10019
UNITED STATES

**OMB Number**    3038-0072

**NFA ID**            0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2                JANNELL MCBRIDE

## Holding Company Information

Name: MACQUARIE B.H. PTY LTD
10% or more interest? YES

Name: MACQUARIE GROUP LIMITED
10% or more interest? YES



**OMB Number**   3038-0072
**NFA ID**            0240934   MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2                JANNELL MCBRIDE

## Regulator Information

### Non-U.S. Regulator(s) During The Past Five Years

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
FINANCIAL SERVICES AUTHORITY (UNITED KINGDOM)
HONG KONG MONETARY AUTHORITY
AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
MONETARY AUTHORITY OF SINGAPORE
FINANCIAL SUPERVISORY SERVICE (SOUTH KOREA)
FINANCIAL SERVICES COMMISSION (SOUTH KOREA)

### U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



**OMB Number**    3038-0072

**NFA ID**            0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2                    JANNELL MCBRIDE

## Disciplinary Information

### Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:**

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

**THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any <u>felony</u> in any domestic, foreign or military court?                **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any domestic, foreign or military court which involves:                **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or

**OMB Number**   3038-0072

**NFA ID**       0240934   MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2                 JANNELL MCBRIDE

---

securities?


C. Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?                                    **NO**


For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?                                    **N/A**



**OMB Number**   3038-0072
**NFA ID**          0240934   MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2               JANNELL MCBRIDE

## Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:          **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to:          **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?          **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?          **NO**

**OMB Number**   3038-0072

**NFA ID**            0240934   MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2                    JANNELL MCBRIDE

---

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?                                                        **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?                                                        **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?                                                        **NO**



**OMB Number**   3038-0072

**NFA ID**          0240934   MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2                JANNELL MCBRIDE

## Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by, or on behalf of, a bankruptcy trustee?          **NO**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?          **N/A**



| | | |
|---|---|---|
| **OMB Number** | 3038-0072 | |
| **NFA ID** | 0240934 | MACQUARIE BANK LIMITED |
| **Submitted By** | MCBRIDEJ2 | JANNELL MCBRIDE |

## Contact Information

### Registration Contact

ISABEL HERNANDEZ
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1842
Fax: 212-231-1598
E-mail: ISABEL.HERNANDEZ@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

GAVIN CASE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2149
Fax: 212-231-2399
E-mail: GAVIN.CASE@MACQUARIE.COM

**OMB Number**   3038-0072
**NFA ID**          0240934   MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2                 JANNELL MCBRIDE

**Arbitration Contact**

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

**Compliance Contact**

JOHN POLANIN, JR.
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1595
Fax: 212-231-1598
E-mail: JOHN.POLANIN@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

JOHN POLANIN, JR.
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1595
Fax: 212-231-1598
E-mail: JOHN.POLANIN@MACQUARIE.COM

**OMB Number**   3038-0072

**NFA ID**        0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2                JANNELL MCBRIDE

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**OMB Number**     3038-0072

**NFA ID**              0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2                    JANNELL MCBRIDE

## Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification.  For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

**OMB Number**   3038-0072

**NFA ID**          0240934    MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2              JANNELL MCBRIDE

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R  or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

**OMB Number**    3038-0072
**NFA ID**            0240934    MACQUARIE BANK LIMITED
**Submitted By**    MCBRIDEJ2                    JANNELL MCBRIDE

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

## Confidential Matter Information

### Regulatory Disclosures

| | |
|---|---|
| **Matter Name** | SYDNEY  FUTURES COMMISSION - ORDER DETAILS 1999 |
| **Matter Details** | IN 1999, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET AND A FAILURE TO RECORD ORDER DETAIL IN RELATIONS TO A CROSS TRADE THAT OCCURRED IN NOVEMBER 1998.  AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA. |
| **Matter Name** | SYDNEY FUTURES COMMISSION - IDENTIFIER CLIENT 2002 |
| **Matter Details** | IN 2002, THE SFE ALLEGED THAT MBL HAD BREACHED SFE RULES IN RELATION TO DISCLOSURE, REGISTRATION, FAILURE TO TAKE AN EXPRESSION OF INTEREST TO THE MARKET, AND FAILURE TO ENTER A CLIENT IDENTIFIER.  AS A RESULT OF ITS INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA. |
| **Matter Name** | SYDNEY FUTURES COMMISSION - CLIENT REPORTING 2001 |
| **Matter Details** | IN 2001, THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO PRIORITIZING MULTIPLE CLIENTS AND EXCEPTIONS IN REGULATORY REPORTING.  AS A RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF A$5,000 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT AREA. |
| **Matter Name** | SYDNEY FUTURES COMMISSION - RECORDING CALLS 2001 |
| **Matter Details** | THE SFE ALLEGED THAT MBL HAD BREACHED SFE REQUIREMENTS IN RELATION TO FAILING TO DEAL IN A |

**OMB Number**  3038-0072

**NFA ID**          0240934    MACQUARIE BANK LIMITED

**Submitted By**    MCBRIDEJ2              JANNELL MCBRIDE

---

PROPER MANNER AND RECORD TELEPHONE CALLS.  AS A
RESULT OF ITS INVESTIGATION, THE SFE IMPOSED A FINE OF
A$3,500 AND MBL REVIEWED ITS INTERNAL PRACTICES IN THE
RELEVANT AREA.

**Matter Name**     SYDNEY FUTURES COMMISSION - TRANSACTION
                    DISCREPANCIES 2005

**Matter Details**  DURING A ROUTINE REVIEW, THE SFE FOUND CERTAIN
                    DISCREPANCIES IN EXCHANGE FOR PHYSICAL (EFP)
                    TRANSACTIONS EFFECTED BY MBL.  AS A RESULT OF ITS
                    INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$20,000 AND
                    MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT
                    AREA.

**Matter Name**     FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY
                    FILINGS 2004

**Matter Details**  MBL WAS REQUIRED UNDER KOREAN LAW TO MAKE
                    REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND
                    ENGAGED LOCAL COUNSEL TO ADVISE IT.  RELYING ON
                    LOCAL COUNSEL'S ADVICE, MBL WAS LATE IN MAKING A
                    FILING.  UPON DISCOVERY OF THE DEFICIENCY, MBL
                    PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF
                    THE DEADLINE.  WITHOUT CONTESTING THE MATTER, MBL
                    AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300)
                    IMPOSED BY THE FTC.

**Matter Name**     SYDNEY FUTURES COMMISSION - ORDER EXECUTION 2003

**Matter Details**  THE SFE ALLEGED THAT MBL HAD WITHHELD AN ORDER IN
                    RELATION TO A CROSS TRADE, IMPROPERLY DISCLOSED
                    THAT ORDER, DID NOT EXECUTE OR TRANSMIT THE ORDER IN
                    SEQUENCE OF RECEIPT, AND DID NOT FULLY COMPLY WITH A
                    TRADING PROCEDURE.  AS A RESULT OF ITS
                    INVESTIGATIONS, THE SFE IMPOSED A FINE OF A$5,000 AND
                    MBL REVIEWED ITS INTERNAL PRACTICES IN THE RELEVANT
                    AREA.

**OMB Number**   3038-0072
**NFA ID**       0240934   MACQUARIE BANK LIMITED
**Submitted By**  MCBRIDEJ2             JANNELL MCBRIDE

---

**Matter Name**        SYDNEY FUTURES COMMISSION - BUSINESS PROCEDURES
                       1997

**Matter Details**     AT THE TIME OF THE ALLEGED INFRACTION, MBL WAS IN
                       DISCUSSIONS WITH THE SFE OVER THE OPERATION OF
                       RELEVANT RULES.  DURING THESE DISCUSSIONS, MBL WAS
                       OPERATING UNDER THE MISUNDERSTANDING THAT ITS
                       PROCEDURES WERE ACCEPTABLE NOTWITHSTANDING THEIR
                       TECHNICAL NON-COMPLIANCE.  THE SFE ORIGINALLY
                       SOUGHT A HIGHER FINE BUT AGREED ON APPEAL TO REDUCE
                       THE FINE TO A$5,000 BASED IN PART ON THE
                       MISUNDERSTANDING BY MBL BEING RECOGNIZED BY THE
                       SFE.


**Matter Name**        AUSTRALIAN SECURITIES EXCHANGE - WARRANT CLIENT
                       AGREEMENT 2006

**Matter Details**     THE ASX ALLEGED THAT MBL HAD FAILED TO RETAIN A
                       WARRANT CLIENT AGREEMENT AS REQUIRED UNDER OLD
                       ASX BUSINESS RULE 8.14.1.  IN ITS WRITTEN DETERMINATION,
                       THE ASX NOTED THAT THE BREACH WAS APPARENTLY A
                       ONE-OFF ISSUE AND NOT A SYSTEMATIC PROBLEM, AND
                       THAT THERE WAS INFORMATION AVAILABLE THAT
                       SUGGESTED THAT THE CLIENT WAS PROVIDED WITH THE
                       APPROPRIATE DISCLOSURES ON THE RISKS OF WARRANT
                       TRADING.  FINE OF A$12,000 PAID.


**Matter Name**        SYDNEY FUTURES EXCHANGE - POST ALLOCATION
                       PROHIBITIONS 2007

**Matter Details**     THE SFE ALLEGED THAT MBL HAD FAILED TO COMPLY WITH
                       OPERATING RULE 3.1.20(A) RELATING TO POST-ALLOCATION
                       PROHIBITIONS.  IN ITS DETERMINATION, THE SFE NOTED THAT
                       MBL HAD SELF-REPORTED THE MATTER TO THE REGULATOR.
                       FINE OF A$30,000 PAID.


**Matter Name**        SYDNEY FUTURES EXCHANGE - TRADE ALLOCATION 2008

**Matter Details**     SFE ALLEGED THAT MBL HAD BREACHED THE SFE

**OMB Number**    3038-0072

**NFA ID**        0240934    MACQUARIE BANK LIMITED

**Submitted By**   MCBRIDEJ2            JANNELL MCBRIDE

OPERATING RULE 3.1.20 IN THAT MBL'S REPRESENTATIVE RECEIVED ORDERS FROM HIS CLIENT THAT WERE VALID FOR THE NIGHT SESSION ONLY AND SHOULD HAVE BEEN CANCELLED AT THE END OF THE DAY.  IT APPEARED HOWEVER, THAT THE ORDERS WERE NOT CANCELLED AND WERE SUBSEQUENTLY EXECUTED ON THE OPEN OF THE FOLLOWING SESSION.  THE COMMITTEE NOTED THAT THE PARTICIPANT'S REPRESENTATIVE OFFERED THE TRADES TO HIS CLIENT, THAT WERE NOT PURSUANT TO CLIENT INSTRUCTIONS (CAUSING A BREACH OF RULE 3.1.20) AND THAT THE CLIENT DECLINED TO TAKE THEM. IN ITS DETERMINATION, THE SFE NOTED THAT MBL HAS SELF-REPORTED THE MATTER TO THE REGULATOR.  FINE OF $A4,000 PAID.

**Matter Name**      SYDNEY FUTURES EXCHANGE - ASX OPERATING RULES 2008

**Matter Details**   THE MARKET PRACTICES COMMITTEE OF SFE NOTED THAT THE ADVISORY AFFILIATE WAS FOUND TO HAVE BEEN IN BREACHES OF ASX OPERATING RULES 3.1.1 AND 3.1.10 AND IMPOSED A FINE OF AUSTRALIAN $5,000.  IT ALSO FOUND THAT MBL HAD BREACHED ASX OPERATING RULE 3.1.13, BUT THAT THE BREACH WAS INADVERTENT AND THEREFORE THAT NO FURTHER ACTION WAS WARRANTED.  FINE OF A$5,000 PAID.

**Matter Name**      AUSTRALIAN STOCK EXCHANGE - TRADING VIOLATION 2010

**Matter Details**   ASX'S DISCIPLINARY TRIBUNAL FOUND THAT MBL WAS NOT IN COMPLIANCE WITH RULES 3.1.13 AND 3.1.14 OF THE SYDNEY FUTURES EXCHANGE IN THAT IT HAD PRE-ARRANGED A TRADE AND TRADED TO THE EXCLUSION OF OTHERS IN THE SPI FUTURES OPTIONS. FINE OF A$40,000 WAS PAID BY MBL ON 17 JUNE 2011. NO OTHER SANCTIONS ORDERED.

**Matter Name**      FAIR TRADE COMMISSION OF SOUTH KOREA - REGULATORY FILINGS 2004

**Matter Details**   MACQUARIE BANK LIMITED (MBL) WAS REQUIRED UNDER

**OMB Number**   3038-0072
**NFA ID**            0240934    MACQUARIE BANK LIMITED
**Submitted By**   MCBRIDEJ2              JANNELL MCBRIDE

KOREAN LAW TO MAKE REGULATORY FILINGS REGARDING CERTAIN HOLDINGS AND ENGAGED LOCAL COUNSEL TO ADVISE IT. RELYING ON ADVICE, MBL WAS LATE IN MAKING A FILING. UPON DISCOVERY OF THE DEFICIENCY, MBL PROMPTLY MADE THE REQUIRED FILING AFTER 15 DAYS OF THE DEADLINE. WITHOUT CONTESTING THE MATTER, MBL AGREED TO PAY A FINE IN KOREAN WON (APPROX. A$7,300) IMPOSED BY THE FTC.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

### FIRM REGULATORY MATTER INFORMATION FILED

**MATTER NAME:**    ASIC V. STORM FINANCIAL LTD (IN LIQUIDATION), ET AL.

**MATTER DETAIL:**  THE PROCEEDING (ASIC V. STORM FINANCIAL LTD [IN LIQUIDATION], COMMONWEALTH BANK OF AUSTRALIA, BANK OF QUEENSLAND, AND MACQUARIE BANK LTD.) WAS COMMENCED IN THE FEDERAL COURT OF AUSTRALIA, BRISBANE REGISTRY, PROCEEDING NUMBER QUD 577 OF 2010. THE PROCEEDING WAS COMMENCED IN DECEMBER 2010. IN THE PROCEEDING, ASIC SOUGHT A DECLARATION, AND AN INJUNCTION, THAT STORM WAS OPERATING AN UNREGISTERED MANAGED INVESTMENT SCHEME, IN BREACH OF SECTION 601ED OF THE COPORATIONS ACT. ASIC ALLEGES THAT THIS OCCURRED FROM SOME TIME IN 2000/2001 UNTIL FEBRUARY 2009. ASIC FURTHER SOUGHT SIMILAR ORDERS THAT THE THREE BANKS WERE KNOWINGLY INVOLVED, AS THOSE WORDS ARE UNDERSTOOD IN SECTION 79 OF THE ACT, IN STORMS'S OPERATION OF AN UNREGISTERED MANAGED INVESTMENT SCHEME. THE HEARING OF THE PROCEEDING COMMENCED IN MID SEPTEMBER 2012. THE BUSINESS DAY BEFORE THE HEARING WAS DUE TO COMMENCE, ASIC SETTLED THE PROCEEDING AS AGAINST THE CBA. THE HEARING CONCLUDED AT THE END OF FEBRAURY 2013 AND THE JUDGE RESERVED HIS JUDGMENT.

**FILED BY:**       MCBRIDEJ2

**FILED ON:**       5/28/2013 3:49:56 PM

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO**

| | |
|---|---|
| **SDDI PROCESS:** | FIRMWEB |
| **SDDI SECTION:** | REGULATORY DISCLOSURES |
| **SUPPLEMENTAL DOCUMENTATION:** | NO |
| **FILED BY:** | MCBRIDEJ2 |
| **FILED ON:** | 5/29/2013 1:26:29 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**FIRM REGULATORY DISCLOSURE QUESTION I CHANGED**

**QUESTION:**  Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

**ANSWER:**     YES

**FILED BY:**    MCBRIDEJ2

**FILED ON:**    5/29/2013 1:26:29 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

# National Futures Association

| **Filed** | September 23, 2014 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Business Information

| **Business Address** | LEVEL 6 |
|---|---|
| | 50 MARTIN PLACE |
| | SYDNEY, NSW  2000 |
| | AUSTRALIA |
| **Phone Number** | 61-2-8232-3333 |
| **Fax Number** | Not provided. |
| **E-mail Address** | Not provided. |



| **Filed** | September 23, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES



Business Locations (3R)                                           Page  3

| **Filed** | September 23, 2014 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Contact Information

### Registration Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

GAVIN CASE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2149
Fax: 212-231-2399
E-mail: GAVIN.CASE@MACQUARIE.COM

Business Locations (3R)                                                    Page  4

| **Filed** | September 23, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

**Arbitration Contact**

> ANTHONY LENNON
> CHIEF REPRESENTATIVE
> 125 W. 55TH STREET
> NEW YORK, NY  10019
> UNITED STATES
> Phone: 212-231-2083
> Fax: 212-231-2177
> E-mail: ANTHONY.LENNON@MACQUARIE.COM

**Compliance Contact**

> JOHN POLANIN, JR.
> 125 W. 55TH STREET
> NEW YORK, NY  10019
> UNITED STATES
> Phone: 212-231-1595
> Fax: 212-231-1598
> E-mail: JOHN.POLANIN@MACQUARIE.COM

**Exempt Foreign Firm Contact**

> ANDREW STEWART
> FUTURES DIVISION
> LEVEL 5, 1 MARTIN PLACE
> SYDNEY  NSW 2000
> AUSTRALIA
> Phone: 612 8232 3088
> Fax: 612 8232 4412

Business Locations (3R)                                            Page  5

| | | | |
|---|---|---|---|
| **Filed** | September 23, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

JOHN POLANIN, JR.
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1595
Fax: 212-231-1598
E-mail: JOHN.POLANIN@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | September 23, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



# National Futures Association

| | | | |
|---|---|---|---|
| **Filed** | December 01, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Business Information

| | |
|---|---|
| **Business Address** | LEVEL 6<br>50 MARTIN PLACE<br>SYDNEY, NSW  2000<br>AUSTRALIA |
| **Phone Number** | 61-2-8232-3333 |
| **Fax Number** | Not provided. |
| **E-mail Address** | Not provided. |



| | | | |
|---|---|---|---|
| **Filed** | December 01, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES



| **Filed** | December 01, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Contact Information

**Registration Contact**

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

**Membership Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Accounting Contact**

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-2399
E-mail: JOSEPH.ROSS@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | December 01, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

### Arbitration Contact

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

### Compliance Contact

JOHN POLANIN, JR.
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1595
Fax: 212-231-1598
E-mail: JOHN.POLANIN@MACQUARIE.COM

### Exempt Foreign Firm Contact

ANDREW STEWART
FUTURES DIVISION
LEVEL 5, 1 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412



| **Filed** | December 01, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

**Enforcement/Compliance Communication Contact**

JOHN POLANIN, JR.
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1595
Fax: 212-231-1598
E-mail: JOHN.POLANIN@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

| **Filed** | December 01, 2014 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



# National Futures Association

| | | | |
|---|---|---|---|
| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Business Information

**Business Address**
LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**Phone Number**          61-2-8232-3333

**Fax Number**            Not provided.

**E-mail Address**        Not provided.



| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES



| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Contact Information

### Registration Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-2399
E-mail: JOSEPH.ROSS@MACQUARIE.COM

**Filed**            March 06, 2015                    **OMB Number**   3038-0072

**Registrant**       MACQUARIE BANK LIMITED            **NFA ID**       0240934

**Submitted By**     JOSEPH ROSS                       **User ID**      ROSSJ1

**Arbitration Contact**

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

**Compliance Contact**

MICHELLE BROOM
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Exempt Foreign Firm Contact**

ANDREW STEWART
FUTURES DIVISION
LEVEL 5, 1 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412



| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

### Chief Compliance Officer

STEVEN LYONS
CHIEF COMPLIANCE OFFICER
L2 50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA
Phone: 61 2 82328752
E-mail: STEPHEN.LYONS@MACQUARIE.COM

### Enforcement/Compliance Communication Contact

JOHN POLANIN, JR.
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1595
Fax: 212-231-1598
E-mail: JOHN.POLANIN@MACQUARIE.COM

### Enforcement/Compliance Communication Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | March 06, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete
and accurate and that in the light of the circumstances under which the applicant, registrant or
sponsor has given them, the answers and statements in the Form 3-R are not misleading in any
material respect; certification that the person who electronically files the Form 3-R on behalf of
the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file
the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required
certifications and acknowledgements; and acknowledgement that the applicant, registrant or
sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18
U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED**

| | |
|---|---|
| **FIRST NAME:** | JOHN |
| **LAST NAME:** | POLANIN, JR. |
| **TITLE:** | |
| **STREET ADDRESS 1:** | 125 W. 55TH STREET |
| **STREET ADDRESS 2:** | |
| **STREET ADDRESS 3:** | |
| **CITY:** | NEW YORK |
| **STATE:** | NEW YORK |
| **PROVINCE:** | |
| **COUNTRY:** | UNITED STATES |
| **ZIP CODE:** | 10019 |
| **PHONE NUMBER:** | 212-231-1595 |
| **FAX NUMBER:** | 212-231-1598 |
| **E-MAIL ADDRESS:** | JOHN.POLANIN@MACQUARIE.COM |
| **FILED BY:** | ROSSJ1 |
| **FILED ON:** | 5/18/2015 9:14:29 AM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

# National Futures Association

Business Locations (3R)                                                                                    Page   1

**Filed**            May 18, 2015                          **OMB Number**    3038-0072
**Registrant**       MACQUARIE BANK LIMITED                **NFA ID**        0240934
**Submitted By**     JOSEPH ROSS                           **User ID**       ROSSJ1

## Business Information

**Business Address**            LEVEL 6
                                50 MARTIN PLACE
                                SYDNEY, NSW  2000
                                AUSTRALIA

**Phone Number**                61-2-8232-3333

**Fax Number**                  Not provided.

**E-mail Address**              Not provided.



| **Filed** | May 18, 2015 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES



| | | | |
|---|---|---|---|
| **Filed** | May 18, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

## Contact Information

**Registration Contact**

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

**Membership Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Accounting Contact**

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-2399
E-mail: JOSEPH.ROSS@MACQUARIE.COM

| **Filed** | May 18, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

**Arbitration Contact**

> ANTHONY LENNON
> CHIEF REPRESENTATIVE
> 125 W. 55TH STREET
> NEW YORK, NY  10019
> UNITED STATES
> Phone: 212-231-2083
> Fax: 212-231-2177
> E-mail: ANTHONY.LENNON@MACQUARIE.COM

**Compliance Contact**

> MICHELLE BROOM
> 125 W. 55TH STREET
> NEW YORK, NY  10019
> UNITED STATES
> Phone: 212-231-1558
> Fax: 212-231-1598
> E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Exempt Foreign Firm Contact**

> ANDREW STEWART
> FUTURES DIVISION
> LEVEL 5, 1 MARTIN PLACE
> SYDNEY  NSW 2000
> AUSTRALIA
> Phone: 612 8232 3088
> Fax: 612 8232 4412



| **Filed** | May 18, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOSEPH ROSS | **User ID** | ROSSJ1 |

**Chief Compliance Officer**

STEVEN LYONS
CHIEF COMPLIANCE OFFICER
L2 50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA
Phone: 61 2 82328752
E-mail: STEPHEN.LYONS@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



# National Futures Association

| | | | |
|---|---|---|---|
| **Filed** | November 03, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | MYRNA MARCELIN | **User ID** | MARCELINM2 |

## Business Information

| | |
|---|---|
| **Business Address** | LEVEL 6<br>50 MARTIN PLACE<br>SYDNEY, NSW  2000<br>AUSTRALIA |
| **Phone Number** | 61-2-8232-3333 |
| **Fax Number** | Not provided. |
| **E-mail Address** | Not provided. |



| | | | |
|---|---|---|---|
| **Filed** | November 03, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | MYRNA MARCELIN | **User ID** | MARCELINM2 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES



| **Filed** | November 03, 2015 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | MYRNA MARCELIN | **User ID** | MARCELINM2 |

## Contact Information

### Registration Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-2399
E-mail: JOSEPH.ROSS@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | November 03, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | MYRNA MARCELIN | **User ID** | MARCELINM2 |

**Arbitration Contact**

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

**Compliance Contact**

MICHELLE BROOM
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Exempt Foreign Firm Contact**

ANDREW STEWART
FUTURES DIVISION
LEVEL 5, 1 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412



| **Filed** | November 03, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | MYRNA MARCELIN | **User ID** | MARCELINM2 |

**Chief Compliance Officer**

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

| **Filed** | November 03, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | MYRNA MARCELIN | **User ID** | MARCELINM2 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete
and accurate and that in the light of the circumstances under which the applicant, registrant or
sponsor has given them, the answers and statements in the Form 3-R are not misleading in any
material respect; certification that the person who electronically files the Form 3-R on behalf of
the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file
the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required
certifications and acknowledgements; and acknowledgement that the applicant, registrant or
sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18
U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



# National Futures Association

Business Locations (3R)                                                              Page   1

**Filed**          November 12, 2015           **OMB Number**    3038-0072
**Registrant**     MACQUARIE BANK LIMITED       **NFA ID**        0240934
**Submitted By**   PAULINA CHAN                 **User ID**       CHANP4

## Business Information

**Business Address**          LEVEL 6
                              50 MARTIN PLACE
                              SYDNEY, NSW  2000
                              AUSTRALIA

**Phone Number**              61-2-8232-3333

**Fax Number**                Not provided.

**E-mail Address**            Not provided.

| **Filed** | November 12, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES



| | | | |
|---|---|---|---|
| **Filed** | November 12, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

## Contact Information

### Registration Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-1598
E-mail: JOSEPH.ROSS@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

JOSEPH ROSS
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1580
Fax: 212-231-2399
E-mail: JOSEPH.ROSS@MACQUARIE.COM

| **Filed** | November 12, 2015 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

### Arbitration Contact

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

### Compliance Contact

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Exempt Foreign Firm Contact

ANDREW STEWART
FUTURES DIVISION
LEVEL 1, 50 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412



| **Filed** | November 12, 2015 | **OMB Number** | 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

### Chief Compliance Officer

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Enforcement/Compliance Communication Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Enforcement/Compliance Communication Contact

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

| **Filed** | November 12, 2015 | **OMB Number** | 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



| **Filed** | March 14, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

## Business Information

| **Business Address** | LEVEL 6<br>50 MARTIN PLACE<br>SYDNEY, NSW  2000<br>AUSTRALIA |
|---|---|
| **Phone Number** | 61-2-8232-3333 |
| **Fax Number** | Not provided. |
| **E-mail Address** | Not provided. |

| **Filed** | March 14, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| --- | --- | --- | --- |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES

| | | | |
|---|---|---|---|
| **Filed** | March 14, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

## Contact Information

### Registration Contact

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-2399
E-mail: PAULINA.CHAN@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | March 14, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

### Arbitration Contact

ANTHONY LENNON
CHIEF REPRESENTATIVE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-2083
Fax: 212-231-2177
E-mail: ANTHONY.LENNON@MACQUARIE.COM

### Compliance Contact

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Exempt Foreign Firm Contact

ANDREW STEWART
FUTURES DIVISION
LEVEL 1, 50 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412

| **Filed** | March 14, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

**Chief Compliance Officer**

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

| **Filed** | March 14, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

**Enforcement/Compliance Communication Contact**

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | March 14, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | PAULINA CHAN | **User ID** | CHANP4 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

**Filed**          August 01, 2016            **OMB Numbers**  3038-0023 and 3038-0072

**Registrant**     MACQUARIE BANK LIMITED      **NFA ID**       0240934

**Submitted By**   GAVIN CASE                  **User ID**      CASEG4

## Business Information

**Business Address**          LEVEL 6
                              50 MARTIN PLACE
                              SYDNEY, NSW  2000
                              AUSTRALIA

**Phone Number**              61-2-8232-3333

**Fax Number**                Not provided.

**E-mail Address**            Not provided.

| | | | |
|---|---|---|---|
| **Filed** | August 01, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | GAVIN CASE | **User ID** | CASEG4 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES

| **Filed** | August 01, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | GAVIN CASE | **User ID** | CASEG4 |

## Contact Information

### Registration Contact

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | August 01, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | GAVIN CASE | **User ID** | CASEG4 |

**Arbitration Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Compliance Contact**

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Exempt Foreign Firm Contact**

ANDREW STEWART
FUTURES DIVISION
LEVEL 1, 50 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412

| **Filed** | August 01, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | GAVIN CASE | **User ID** | CASEG4 |

**Chief Compliance Officer**

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

**Filed**          August 01, 2016              **OMB Numbers**  3038-0023 and 3038-0072

**Registrant**     MACQUARIE BANK LIMITED       **NFA ID**       0240934

**Submitted By**   GAVIN CASE                   **User ID**      CASEG4

**Enforcement/Compliance Communication Contact**

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

| | | | |
|---|---|---|---|
| **Filed** | August 01, 2016 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | GAVIN CASE | **User ID** | CASEG4 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES**

| | |
|---|---|
| **SDDI PROCESS:** | FIRMWEB |
| **SDDI SECTION:** | REGULATORY DISCLOSURES |
| **SUPPLEMENTAL DOCUMENTATION:** | YES |
| **FILED BY:** | CHANP4 |
| **FILED ON:** | 3/8/2017 8:49:42 AM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**FIRM REGULATORY DISCLOSURE QUESTION I CHANGED**

**QUESTION:** **Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?**

**ANSWER:**    NO

**FILED BY:**    CHANP4

**FILED ON:**    3/8/2017 8:49:42 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

| | | | |
|---|---|---|---|
| **Filed** | April 12, 2017 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | BRIDGET PASTORELLE | **User ID** | PASTORELLEB1 |

## Business Information

| | |
|---|---|
| **Business Address** | LEVEL 6<br>50 MARTIN PLACE<br>SYDNEY, NSW  2000<br>AUSTRALIA |
| **Phone Number** | 61-2-8232-3333 |
| **Fax Number** | Not provided. |
| **E-mail Address** | Not provided. |

| **Filed** | April 12, 2017 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | BRIDGET PASTORELLE | **User ID** | PASTORELLEB1 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES

| **Filed** | April 12, 2017 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | BRIDGET PASTORELLE | **User ID** | PASTORELLEB1 |

## Contact Information

### Registration Contact

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

### Membership Contact

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

### Accounting Contact

BRIDGET PASTORELLE
COMPLIANCE ANALYST
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

Business Locations (3R)                                              Page  4

| | | | |
|---|---|---|---|
| **Filed** | April 12, 2017 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | BRIDGET PASTORELLE | **User ID** | PASTORELLEB1 |

**Arbitration Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Compliance Contact**

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Exempt Foreign Firm Contact**

ANDREW STEWART
FUTURES DIVISION
LEVEL 1, 50 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412

| | | | |
|---|---|---|---|
| **Filed** | April 12, 2017 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | BRIDGET PASTORELLE | **User ID** | PASTORELLEB1 |

**Chief Compliance Officer**

MICHELLE BROOM
CHIEF COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-1598
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

| **Filed** | April 12, 2017 | **OMB Numbers** | 3038-0023 and 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | BRIDGET PASTORELLE | **User ID** | PASTORELLEB1 |

**Enforcement/Compliance Communication Contact**

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

| **Filed** | April 12, 2017 | **OMB Numbers** | 3038-0023 and 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | BRIDGET PASTORELLE | **User ID** | PASTORELLEB1 |

## Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

| | | | |
|---|---|---|---|
| **Filed** | September 11, 2019 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOHN RUPPERT | **User ID** | RUPPERTJ1 |

## Business Information

**Business Address**
LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**Phone Number**        61-2-8232-3333

**Fax Number**          Not provided.

**E-mail Address**      Not provided.

| **Filed** | September 11, 2019 | **OMB Numbers** | 3038-0023 and 3038-0072 |
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOHN RUPPERT | **User ID** | RUPPERTJ1 |

## Location of Business Records

**Business Records Address**

LEVEL 6
50 MARTIN PLACE
SYDNEY, NSW  2000
AUSTRALIA

**U.S. Address for Production of Business Records**

MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES

| **Filed** | September 11, 2019 | **OMB Numbers** | 3038-0023 and 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOHN RUPPERT | **User ID** | RUPPERTJ1 |

## Contact Information

### Registration Contact

JENNINE TAYLOR
125 W. 55TH STREET
LEVEL 23
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-0941
E-mail: RMGREGISTRATION@MACQUARIE.COM

### Membership Contact

NICOLE SPAUR
ONE ALLEN CENTER, 500 DALLAS
LEVEL 31
HOUSTON, TX  77002
UNITED STATES
Phone: 713-275-8926
Fax: 713-275-8978
E-mail: NICOLE.SPAUR@MACQUARIE.COM

### Accounting Contact

MARWA EL-ATRIBI
125 W. 55TH STREET
LEVEL 23
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1578
Fax: 212-231-1598
E-mail: MARWA.EL-ATRIBI@MACQUARIE.COM

**Filed**        September 11, 2019                    **OMB Numbers** 3038-0023 and 3038-0072

**Registrant**   MACQUARIE BANK LIMITED                 **NFA ID**      0240934

**Submitted By** JOHN RUPPERT                           **User ID**     RUPPERTJ1

**Arbitration Contact**

NICOLE SPAUR
ONE ALLEN CENTER, 500 DALLAS
LEVEL 31
HOUSTON, TX  77002
UNITED STATES
Phone: 713-275-8926
Fax: 713-275-8978
E-mail: NICOLE.SPAUR@MACQUARIE.COM

**Compliance Contact**

NICOLE SPAUR
ONE ALLEN CENTER, 5 DALLAS
LEVEL 31
HOUSTON, TX  77002
UNITED STATES
Phone: 713-275-8926
Fax: 713-275-8978
E-mail: NICOLE.SPAUR@MACQUARIE.COM

**Exempt Foreign Firm Contact**

ANDREW STEWART
FUTURES DIVISION
LEVEL 1, 50 MARTIN PLACE
SYDNEY  NSW 2000
AUSTRALIA
Phone: 612 8232 3088
Fax: 612 8232 4412

| **Filed** | September 11, 2019 | **OMB Numbers** | 3038-0023 and 3038-0072 |
|---|---|---|---|
| **Registrant** | MACQUARIE BANK LIMITED | **NFA ID** | 0240934 |
| **Submitted By** | JOHN RUPPERT | **User ID** | RUPPERTJ1 |

**Chief Compliance Officer**

GUS WONG
125 W. 55TH STREET
LEVEL 23
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

AUGUSTINE WONG
125 WEST 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1581
E-mail: GUS.WONG@MACQUARIE.COM

**Enforcement/Compliance Communication Contact**

MICHELLE BROOM
COMPLIANCE OFFICER
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-1558
Fax: 212-231-2030
E-mail: MICHELLE.BROOM@MACQUARIE.COM

**Filed**          September 11, 2019                    **OMB Numbers**  3038-0023 and 3038-0072

**Registrant**     MACQUARIE BANK LIMITED                **NFA ID**       0240934

**Submitted By**   JOHN RUPPERT                          **User ID**      RUPPERTJ1

**Enforcement/Compliance Communication Contact**

PAULINA CHAN
125 W. 55TH STREET
NEW YORK, NY  10019
UNITED STATES
Phone: 212-231-8096
Fax: 212-231-1598
E-mail: PAULINA.CHAN@MACQUARIE.COM

**Filed**          September 11, 2019              **OMB Numbers** 3038-0023 and 3038-0072

**Registrant**     MACQUARIE BANK LIMITED          **NFA ID**       0240934

**Submitted By**   JOHN RUPPERT                    **User ID**      RUPPERTJ1

## Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED**

| | |
|---|---|
| **FIRST NAME:** | MICHELLE |
| **LAST NAME:** | BROOM |
| **TITLE:** | COMPLIANCE OFFICER |
| **STREET ADDRESS 1:** | 125 W. 55TH STREET |
| **STREET ADDRESS 2:** | |
| **STREET ADDRESS 3:** | |
| **CITY:** | NEW YORK |
| **STATE:** | NEW YORK |
| **PROVINCE:** | |
| **COUNTRY:** | UNITED STATES |
| **ZIP CODE:** | 10019 |
| **PHONE NUMBER:** | 212-231-1558 |
| **FAX NUMBER:** | 212-231-2030 |
| **E-MAIL ADDRESS:** | MICHELLE.BROOM@MACQUARIE.COM |
| **FILED BY:** | PALUMBOK4 |
| **FILED ON:** | 10/7/2021 1:26:14 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED**

| | |
|---|---|
| **FIRST NAME:** | AUGUSTINE |
| **LAST NAME:** | WONG |
| **TITLE:** | |
| **STREET ADDRESS 1:** | 125 WEST 55TH STREET |
| **STREET ADDRESS 2:** | |
| **STREET ADDRESS 3:** | |
| **CITY:** | NEW YORK |
| **STATE:** | NEW YORK |
| **PROVINCE:** | |
| **COUNTRY:** | UNITED STATES |
| **ZIP CODE:** | 10019 |
| **PHONE NUMBER:** | 212-231-1581 |
| **FAX NUMBER:** | |
| **E-MAIL ADDRESS:** | GUS.WONG@MACQUARIE.COM |
| **FILED BY:** | PALUMBOK4 |
| **FILED ON:** | 10/7/2021 1:26:14 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0240934    MACQUARIE BANK LIMITED

**ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED**

| | |
|---|---|
| **FIRST NAME:** | PAULINA |
| **LAST NAME:** | CHAN |
| **TITLE:** | |
| **STREET ADDRESS 1:** | 125 W. 55TH STREET |
| **STREET ADDRESS 2:** | |
| **STREET ADDRESS 3:** | |
| **CITY:** | NEW YORK |
| **STATE:** | NEW YORK |
| **PROVINCE:** | |
| **COUNTRY:** | UNITED STATES |
| **ZIP CODE:** | 10019 |
| **PHONE NUMBER:** | 212-231-8096 |
| **FAX NUMBER:** | 212-231-1598 |
| **E-MAIL ADDRESS:** | PAULINA.CHAN@MACQUARIE.COM |
| **FILED BY:** | PALUMBOK4 |
| **FILED ON:** | 10/7/2021 1:26:14 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on October 07, 2021

NFA ID 0240934 MACQUARIE BANK LIMITED
Submitted by KAREN PALUMBO (PALUMBOK4)

## Business Information

| | |
|---|---|
| Street Address 1 | LEVEL 6 |
| Street Address 2 | 50 MARTIN PLACE |
| City | SYDNEY |
| Province | NSW |
| Zip/Postal Code | 2000 |
| Country | AUSTRALIA |
| Phone Number | 61-2-8232-3333 |
| Fax Number | Not provided |
| Email | Not provided |
| Website/URL | Not provided |
| CRD/IARD ID | Not provided |

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | ANDREW |
| Last Name | STEWART |
| Street Address 1 | FUTURES DIVISION |
| Street Address 2 | LEVEL 1, 50 MARTIN PLACE |
| City | SYDNEY |
| Zip/Postal Code | NSW 2000 |
| Country | AUSTRALIA |
| Phone | 612 8232 3088 |
| Fax | 612 8232 4412 |
| Email | ANDREW.STEWART@MACQUARIE.COM |

## Location of Business Records

| | |
|---|---|
| Street Address 1 | LEVEL 6 |
| Street Address 2 | 50 MARTIN PLACE |
| City | SYDNEY |
| Province | NSW |
| Zip/Postal Code | 2000 |
| Country | AUSTRALIA |

## Registration Contact Information

| | |
|---|---|
| First Name | KAREN |
| Last Name | PALUMBO |
| Street Address 1 | 1301 RIVERPLACE BLVD L5 |
| City | JACKSONVILLE |
| State (United States only) | FLORIDA |
| Zip/Postal Code | 32207 |
| Country | UNITED STATES |
| Phone | 904-614-8227 |
| Email | RMGREGISTRATION@MACQUARIE.COM |

## Enforcement/Compliance Communication Contact Information

| | |
|---|---|
| First Name | ARMAND |
| Last Name | NAKKAB |
| Title | CHIEF COMPLIANCE OFFICER |
| Street Address 1 | 125 WEST 55TH STREET |
| Street Address 2 | L20 |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10019 |
| Country | UNITED STATES |
| Phone | 212-231-1206 |
| Email | ARI.NAKKAB@MACQUARIE.COM |

| | |
|---|---|
| First Name | NICOLE |
| Last Name | SPAUR |
| Title | MANAGING DIRECTOR |
| Street Address 1 | ONE ALLEN CENTER 500 DALLAS STREET |
| City | HOUSTON |
| State (United States only) | TEXAS |
| Zip/Postal Code | 77002 |
| Country | UNITED STATES |
| Phone | 731-275-8926 |
| Email | NICOLE.SPAUR@MACQUARIE.COM |

## Membership Contact Information

Membership Contact

| | |
|---|---|
| First Name | NICOLE |
| Last Name | SPAUR |
| Street Address 1 | ONE ALLEN CENTER, 500 DALLAS |
| Street Address 2 | LEVEL 31 |
| City | HOUSTON |
| State (United States only) | TEXAS |
| Zip/Postal Code | 77002 |
| Country | UNITED STATES |
| Phone | 713-275-8926 |
| Fax | 713-275-8978 |
| Email | NICOLE.SPAUR@MACQUARIE.COM |

Accounting Contact

| | |
|---|---|
| First Name | MARWA |
| Last Name | EL-ATRIBI |
| Street Address 1 | 125 W. 55TH STREET |
| Street Address 2 | LEVEL 23 |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10019 |
| Country | UNITED STATES |
| Phone | 212-231-1578 |
| Fax | 212-231-1598 |
| Email | MARWA.EL-ATRIBI@MACQUARIE.COM |

Arbitration Contact

| | |
|---|---|
| First Name | NICOLE |
| Last Name | SPAUR |
| Street Address 1 | ONE ALLEN CENTER, 500 DALLAS |
| Street Address 2 | LEVEL 31 |
| City | HOUSTON |
| State (United States only) | TEXAS |
| Zip/Postal Code | 77002 |
| Country | UNITED STATES |
| Phone | 713-275-8926 |
| Fax | 713-275-8978 |
| Email | NICOLE.SPAUR@MACQUARIE.COM |

Compliance Contact

| | |
|---|---|
| First Name | NICOLE |
| Last Name | SPAUR |
| Street Address 1 | ONE ALLEN CENTER, 5 DALLAS |
| Street Address 2 | LEVEL 31 |
| City | HOUSTON |
| State (United States only) | TEXAS |
| Zip/Postal Code | 77002 |
| Country | UNITED STATES |
| Phone | 713-275-8926 |
| Fax | 713-275-8978 |
| Email | NICOLE.SPAUR@MACQUARIE.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | ARMAND |
| Last Name | NAKKAB |
| Street Address 1 | 125 W. 55TH STREET |
| Street Address 2 | LEVEL 20 |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10019 |
| Country | UNITED STATES |
| Phone | 212-231-1206 |
| Email | ARI.NAKKAB@MACQUARIE.COM |

## Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

NATIONAL FUTURES ASSOCIATION

Filed on October 21, 2021
NFA ID 0240934 MACQUARIE BANK LIMITED
Submitted by JOHN RUPPERT (RUPPERTJ1)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

## Regulatory Case Information

### Regulatory Information
Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

### Case Information
Case Number                MR 238/16
Case Status                FINAL
Date Resolved              December 2016
Sanctions imposed
OTHER: PENALTY IMPOSED

## Comments

On 14 December 2016, the Australian Federal Court imposed a AUD$6 million penalty on Macquarie Bank Limited ("MBL") in respect of its admission that it engaged in eight instances of attempted cartel conduct in contravention of the Competition and Consumer Act 2010. The Australian Competition and Consumer Commission ("ACCC") alleged that on various dates in 2011, MBL sought to influence the ABS MYR Fixing Rated published on that day, and this attempted to contravene the cartel provisions of the Competition and Consumer Act 2010. Macquarie was not a submitting bank, however, it often initiated discussion between traders.

Supporting Documentation

| | |
|---|---|
| Description | MACQUARIE BANK LIMITED - ACCC ALLEGATIONS PRESS RELEASE 11.25.2016 |
| File Name | ACCC Allegations Press Release.pdf |

| | |
|---|---|
| Description | MACQUARIE BANK LIMITED - ACCC FINAL DISPOSITION PRESS RELEASE 12.14.2016 |
| File Name | ACCC Final Disposition Press Release.pdf |